Exhibit 99.1

FOR IMMEDIATE RELEASE - March 25, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Alternext Symbol - PED)

PETROFLOW ENERGY LTD. REPORTS INCREASED PRODUCTION IN FEBRUARY 2009

Petroflow Energy Ltd. is pleased to provide an update regarding the February 2009 production operations results.  Also included is the current status of its Oklahoma drilling activities.

Corporate Production Update

The estimated peak production rate for the month of February 2009 was 3,841 BOEs (23,046 MCFGE) per day, which reflects a 165 BOEs per day increase over the peak rate for January 2009.

February 2009 averaged approximately 3,645 BOEs (21,870 MCFGE) per day of production, (an increase of 4% over January’s average production).  Approximately 31% of the production was oil and natural gas liquids and 69% was natural gas.

Beginning this month and going forward, Petroflow will be reporting natural gas liquids (“NGL”) volumes from its Oklahoma operations in accordance with the new forms of midstream processing contracts.  January 2009 comparative statistics in this press release have also been adjusted for NGL volumes.  This change will result in an approximate initial increase of five percent in Petroflow’s barrel of oil equivalent volumes.  In the second quarter of 2009, as another contract takes effect, an additional increase of approximately three percent will occur.

The midstream contracts which prompted the reporting change provide direct compensation for NGL volumes.  The new prices have been staging into effect since the agreements were finalized in May 2008 and will continue to phase in during the first half of 2009.  The full reserves value of these positive changes is reflected in Petroflow’s year end 2008 reports.

“Our production volumes continue to grow consistently each month. The Bubble Point Technology that we employ in Oklahoma is reliable and the Hunton Resource Play continues to represent a large opportunity for Petroflow.  We made a commitment to acquire a deep technical understanding of this region and our consistent production increases are a reflection of this commitment.  Combining our technical experience with our business strategy and the forward thinking culture at Petroflow, we are moving to expand our presence in the Hunton play in Oklahoma”, stated Mr. Sandy Andrew, COO of Petroflow.

Oklahoma Drilling Activity

During the month of February 2009, Petroflow brought 3 wells on production.  Petroflow has undertaken an analysis of its drilling costs in light of current commodity pricing and has engaged in extensive discussions with its vendors for the purpose of identifying the level of capital costs that will provide Petroflow with an acceptable go-forward return on its invested capital.

Mr. John Melton, Company CEO stated, “In light of the rapid drop in commodity prices for gas, NGL’s and oil to historically low levels, we are undertaking a re-evaluation of all the costs associated with our operations.  We have met with all of our larger suppliers and are confident that we will be able to reduce our costs such that we can continue to earn the rates of return on our capital that we have enjoyed previously. There remain many economically viable drilling locations in our Hunton Resource Play, even at currently depressed prices.  We will also live within our financial means.  While we are working through these arrangements with our service providers, we will be suspending our drilling efforts for a short time.  Once we have resolved these issues, we will resume our drilling program”.

Mr. Andrew added, “We anticipate cost savings on drilling to be realized based on a combination of more competitive drilling rig and service prices, dramatically lower steel prices, lower fuel prices and utilization of previously purchased equipment which can be transferred to future wells.  All in all, we anticipate that overall drilling costs could decline as much as 40% per well in 2009 as compared to 2008.  Also, this pause will provide for advancement of the de-watering on current producers which will free up more disposal capacity for future wells in the existing water disposal facilities.  The time frame will also enable Petroflow and our working interest partner to get further ahead of the rigs with our inventory of drilling opportunities”.

 “When the right parameters are achieved, we will be in a position to re-activate our drilling program rapidly”, concluded Mr. Andrew.

Following is a table outlining the status of our drilling activities in the Hunton Resource Play.

DRILLING ACTIVITY

Total wells on production as at February1, 2009	59
Wells brought on production to February 28, 2009	3
Wells currently drilling	0
Wells in completion phase	1
Salt water disposal wells drilled	5
Wells suspended	2
Wells awaiting hookup	-
Total	70

Other Production Areas

Our Texas and Alberta properties continue to produce at a steady rate and provide consistent cash flow for operations.

Forward-Looking Statements

This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting and applying engineering data, geologic data, and accumulated operating and production knowledge, technology change and failure, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For additional information, please contact the following:

Mr. John Melton, President & CEO	Mr. Duncan Moodie, CFO
Petroflow Energy Ltd.	Petroflow Energy Ltd.
985.796.8080	403.539.4320
www.petroflowenergy.com	www.petroflowenergy.com

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for the adequacy or accuracy of this news release.